KRONES

82-3871

KRONES AG Böhmerwaldstraße 5 D-93068 Neutraubling
Securities and Exchange Commission
Mr. Paul M. Dudek
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.

USA- Washington, D. C. 20549

KRONES AG
Böhmerwaldstraße 5
D-93068 Neutraubling

Unternehmenskommunikation

Telefon ++49(+9401) 70-3328
Telefax ++49(+9401) 70-3496
wirsching.kristina@krones.de

13.05.2003


03050661

Geschäftsbericht Krones AG 2002

SUPPL

Sehr geehrter Mr. Paul M. Dudek,

beiliegend übersenden wir Ihnen

- 1 Einladung zur Hauptversammlung 2003

Für Rückfragen stehen wir Ihnen gerne zur Verfügung.

Mit freundlichen Grüßen

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

KRONES AG

Gez. Kristina Wirsching

Anlage



KRONES Aktiengesellschaft
Einladung zur Hauptversammlung am 25. Juni 2003


KRONES

Einladung zur Hauptversammlung

KRONES Aktiengesellschaft Neutraubling
Wertpapier-Kenn-Nummer: 633 500, 633 503

Wir laden unsere Stamm- und Vorzugsaktionäre
zur 23. ordentlichen Hauptversammlung ein,
die am Mittwoch, dem 25. Juni 2003, 15.00 Uhr,
in der Stadthalle Neutraubling,
Regensburger Straße 9, stattfindet.

Tagesordnung

1. **Vorlage des festgestellten Jahresabschlusses und des Konzernabschlusses mit dem zusammengefassten Lagebericht der KRONES Aktiengesellschaft und des Konzerns für das Geschäftsjahr 2002 sowie des Berichts des Aufsichtsrats.**

2. **Beschlussfassung über die Verwendung des Bilanzgewinns der KRONES Aktiengesellschaft**

Aufsichtsrat und Vorstand schlagen vor, den nach Einstellung von 30.000.000,00 in die anderen Gewinnrücklagen gemäß § 58 Abs. 2 AktG verbleibenden Bilanzgewinn des Geschäftsjahres in Höhe von 34.024.579,25 wie folgt zu verwenden:

Dividende	
€ 1,00 je Stammstückaktie	€ 6.955.729,00
€ 1,10 je Vorzugsstückaktie	€ 3.932.824,50
Andere Gewinnrücklagen Zuführung	€ 22.500.000,00
Vortrag auf neue Rechnung	€ 636.025,75
Bilanzgewinn	**€ 34.024.579,25**

3. **Beschlussfassung über die Entlastung der Mitglieder des Vorstands**

Aufsichtsrat und Vorstand schlagen vor, den Mitgliedern des Vorstands für das Geschäftsjahr 2002 die Entlastung zu erteilen.

4. **Beschlussfassung über die Entlastung der Mitglieder des Aufsichtsrats**

Aufsichtsrat und Vorstand schlagen vor, den Mitgliedern des Aufsichtsrats für das Geschäftsjahr 2002 die Entlastung zu erteilen.

5. Beschlussfassung über die Ermächtigung des Vorstands zum Erwerb eigener Aktien der Gesellschaft

Vorstand und Aufsichtsrat schlagen vor zu beschließen:

a) Die Gesellschaft wird gemäß § 71 Abs. 1 Nr. 8 AktG ermächtigt, bis zum 25. Dezember 2004 eigene Aktien der Gesellschaft für diese zu erwerben und zu verkaufen. Der Bestand der zu diesem Zweck erworbenen Aktien darf zusammen mit anderen Aktien der Gesellschaft, welche diese bereits erworben hat und noch besitzt, 10 % des Grundkapitals der KRONES Aktiengesellschaft nicht übersteigen. Der niedrigste Gegenwert, zu dem jeweils eine eigene Aktie erworben werden darf, wird auf den Mittelwert der Einheitskurse für diese Aktie an der Frankfurter Wertpapierbörse während der letzten fünf Börsentage vor dem Beschluss des Vorstands über den jeweiligen Erwerb, abzüglich 10 %, festgelegt, der höchste Gegenwert auf diesen Mittelwert zuzüglich 10 %.

b) Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats eigene Aktien der KRONES Aktiengesellschaft einzuziehen, die aufgrund vorstehender Ermächtigung erworben werden, ohne dass die Einziehung oder ihre Durchführung eines weiteren Hauptversammlungsbeschlusses bedarf. Die Ermächtigung kann ganz oder in Teilen ausgeübt werden.

6. Beschlussfassung über die Zustimmung zum Verschmelzungsvertrag zwischen der KRONES Aktiengesellschaft, Neutraubling als übernehmender und der KETTNER GmbH, Rosenheim als übertragender Gesellschaft

Der Vorstand der KRONES Aktiengesellschaft, Neutraubling und die Geschäftsführung der KETTNER GmbH haben am 06. Mai 2003 einen notariell beurkundeten Verschmelzungsvertrag geschlossen.

Der Verschmelzungsvertrag hat folgenden Wortlaut:

I. Beteiligte Rechtsträger

An dieser Verschmelzung durch Aufnahme sind beteiligt die Firma KETTNER GmbH mit dem Sitz in Rosenheim als übertragender Rechtsträger und die Firma KRONES Aktiengesellschaft mit dem Sitz in Neutraubling als übernehmender Rechtsträger.

Alleiniger Gesellschafter der KETTNER GmbH, deren Stammkapital 10.225.850,00 beträgt, ist die Firma KRONES Aktiengesellschaft mit dem Sitz in Neutraubling. Das Stammkapital ist nach Erklärung der Beteiligten voll einbezahlt.

II. Vermögensübertragung

1. *Die Firma KETTNER GmbH überträgt ihr Vermögen als Ganzes mit allen Rechten und Pflichten im Wege der Aufnahme gemäß § 1 Abs. 1 Nr. 1 Umwandlungsgesetz (UmwG) 1995 in Verbindung mit § 2 Nr. 1 UmwG 1995 auf die Firma KRONES Aktiengesellschaft mit dem Sitz in Neutraubling (Verschmelzung durch Aufnahme).*

2. *Der Verschmelzung wird die mit dem uneingeschränkten Bestätigungsvermerk der Bayerischen Treuhand Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Zweigniederlassung Regensburg, versehene Bilanz der KETTNER GmbH zum 31. Dezember 2002 als Schlussbilanz zugrundegelegt. Diese lag heute zur Beurkundung vor. Sämtliche Beteiligte erklären, dass Ihnen deren Inhalt bekannt ist.*

3. *Mit Ablauf des 31. Dezember 2002 gelten alle Handlungen und Geschäfte der KETTNER GmbH als für Rechnung der KRONES Aktiengesellschaft vorgenommen.*
   Die KRONES Aktiengesellschaft wird die in der Schlussbilanz der KETTNER GmbH angesetzten Werte der übergehenden Aktiva und Passiva in ihrer Rechnungslegung fortführen.

III. Sonstige Bestimmungen

1. *Da sich sämtliche GmbH-Geschäftsanteile der KETTNER GmbH in der Inhaberschaft der KRONES Aktiengesellschaft befinden, sind nach § 5 Abs. 2 UmwG 1995 die Gewährung von Anteilen oder Mitgliedschaften des übernehmenden Rechtsträgers an die Anteilsinhaber des übertragenden Rechtsträgers sowie Angaben über den Umtausch der Anteile nach § 5 Abs. 1 Nrn. 2 bis 5 UmwG nicht erforderlich.*

2. *Rechte im Sinne des nach § 5 Abs. 1 Nr. 7 UmwG 1995 werden nicht gewährt, derartige Maßnahmen nicht getroffen. Es sind auch keine Maßnahmen im Sinne des § 5 Abs. 1 Nr. 7 UmwG 1995 vorgesehen.*

3. *Vorteile im Sinne des § 5 Abs. 1 Nr. 8 UmwG 1995 werden nicht gewährt.*

4. *Die Verschmelzung hat keine Folgen im Sinne des § 5 Abs. 1 Nr. 9 UmwG 1995 für die Arbeitnehmer und ihre Vertretung. Maßnahmen sind insoweit nicht vorgesehen. Die KRONES Aktiengesellschaft übernimmt alle Mitarbeiter der KETTNER GmbH auf den Zeitpunkt deren Erlöschens nach Maßgabe der bestehenden Anstellungs- und Arbeitsverträge gemäß § 613 a BGB.*

5. *Die Verschmelzung wird nur wirksam, wenn sowohl die Gesellschafterversammlung der KETTNER GmbH als auch die Hauptversammlung der KRONES Aktiengesellschaft ihr zustimmen. Sofern nicht beide Zustimmungen bis zum 01.08.2003 erteilt sind, gilt der Vertrag als nicht zustande gekommen.*

Vorstand und Aufsichtsrat schlagen vor zu beschließen, dem Verschmelzungsvertrag zwischen der KRONES Aktiengesellschaft und der KETTNER GmbH zuzustimmen.

Der Verschmelzungsvertrag wurde vor der Hauptversammlung zum Handelsregister beider Gesellschaften eingereicht. In den Geschäftsräumen beider Gesellschaften liegen folgende Unterlagen zur Einsichtnahme aus:

- der Verschmelzungsvertrag
- die Jahresabschlüsse und die Lageberichte der KRONES Aktiengesellschaft und der KETTNER GmbH für die letzten drei Geschäftsjahre

Auf Verlangen wird jedem Aktionär unverzüglich und kostenlos eine Abschrift der vorgenannten Unterlagen übersandt.

Diese werden auch in der Hauptversammlung ausliegen.

7. Beschlussfassung über die Bestellung des Abschlussprüfers für das Geschäftsjahr 2003

Der Aufsichtsrat schlägt vor, die Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Zweigniederlassung Regensburg, zum Abschlussprüfer für das Geschäftsjahr 2003 zu wählen.

Zur Teilnahme an der Hauptversammlung sind diejenigen Aktionäre berechtigt, die spätestens am 18. Juni 2003 bei der Gesellschaft, bei einem deutschen Notar, bei einer Wertpapiersammelbank oder bei einer der nachstehend genannten Banken ihre Aktien bis zur Beendigung der Hauptversammlung hinterlegen und die Ausstellung einer Eintrittskarte beantragen:

Commerzbank AG
Bayerische Hypo- und Vereinsbank AG

Im Falle der Hinterlegung bei einem deutschen Notar oder bei einer Wertpapiersammelbank ist die von diesen auszustellende Bescheinigung spätestens am 21. Juni 2003 bei der Gesellschaft einzureichen.

Die Hinterlegung ist auch dann ordnungsgemäß, wenn Aktien mit Zustimmung einer Hinterlegungsstelle für sie bei anderen Kreditinstituten bis zur Beendigung der Hauptversammlung gesperrt gehalten werden.

Zur Ausübung des Stimmrechts sind nur die Inhaber von Stammstückaktien berechtigt.

Aktionäre können ihr Stimmrecht in der Hauptversammlung auch durch einen mit schriftlicher Vollmacht versehenen Bevollmächtigten, beispielsweise ein Kreditinstitut oder eine Aktionärsvereinigung ausüben lassen.

Neutraubling, im Mai 2003

Der Vorstand



KRONES AG
Investor Relations
Hermann Graf Castell
Böhmerwaldstraße 5
93068 Neutraubling

Telefon 0 94 01-70 32 58
Telefax 0 94 01-70 34 96
E-Mail investor-relations@krones.com
Internet www.krones.com


B8
München
Passau
A3
Breslauer Str.
Regensburger Straße
Stadthalle Neutraubling
Walhallastraße
Osttangente